SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

AMENDMENT NO. 5 TO
SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Register.com, Inc.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

COMMON STOCK, $0.0001 PAR VALUE PER SHARE
WARRANTS TO PURCHASE COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

75914G-10-1

(CUSIP Number of Class of Securities)

Roni Jacobson, Esq.
Secretary and General Counsel
Register.com, Inc.
575 Eighth Avenue, 8th Floor
New York, New York 10018
(212) 798-9100

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Daniel A. Neff, Esq. Trevor S. Norwitz, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000	Scott L. Kaufman, Esq. Kronish Lieb Weiner & Hellman LLP 1114 Avenue of the Americas New York, New York 10036 (212) 479-6000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$120,000,000	$24,000

(1)	Calculated solely for purposes of estimating the filing fee. This amount is based upon the purchase of an aggregate of $120,000,000 of shares of common stock and warrants to purchase common stock. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.
(2)	Previously paid.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: __________________________________________________________________

Form or Registration No.: __________________________________________________________________

Filing Party: ____________________________________________________________________________

Date Filed: ____________________________________________________________________________

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

third-party tender offer subject to Rule 14d-1.

issuer tender offer subject to Rule 13e-4.

going-private transaction subject to Rule 13e-3.

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

SCHEDULE TO

This Amendment No. 5 ("Amendment No. 5") to Tender Offer Statement on Schedule TO is filed by Register.com, Inc., a Delaware corporation ("Register.com" or the "Company"), in connection with its offer to purchase an aggregate of up to $120 million of its securities comprised of (i) up to $113,730,705 worth of shares of its common stock, $0.0001 par value per share including the associated preferred stock purchase rights issued under the Rights Agreement, dated as of October 28, 2002, between Register.com and American Stock Transfer & Trust Company, as Rights Agent, and (ii) up to $6,269,295 worth of warrants to purchase shares of its common stock, $0.0001 par value per share, at a price of $6.35 per share and $6.35 per warrant (less the applicable warrant exercise price per warrant), respectively, net to the seller in cash, without interest. For this purpose of calculating the worth of shares and warrants, the Company is valuing shares (including shares underlying warrants) at $6.35 per share. Register.com's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 5, 2003, as amended by (i) Amendment No. 1, dated August 13, 2003, (ii) Amendment No. 2, dated August 20, 2003, (iii) Amendment No. 3, dated September 3, 2003, (iv) Amendment No. 4, dated September 8, 2003 and (5) this Amendment No. 5 (as amended, the "Offer to Purchase" or the "Offer") and in the related Letter of Transmittal, as amended (the "Letter of Transmittal"), which together, as they may be amended or supplemented from time to time, constitute the Offer, and each of which is filed as an exhibit hereto. This Amendment No. 5 is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.

Item 4.    Terms of the Transaction.

Item 4 of the Schedule TO as set forth in Amendment No. 4 stated that the Company expected to have warrants to purchase 1,292,563 shares outstanding following the payment of the tendered warrants. That statement and Item 4 of the Schedule TO is hereby corrected, amended and supplemented by the following:

As a result of the completion of the offer, Register.com expects that warrants to purchase 1,749,207 shares will remain issued and outstanding immediately following payment for the tendered warrants.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 16, 2003	REGISTER.COM, INC.
	By:	/s/ Peter A. Forman
Name: Peter A. Forman Title: Chief Executive Officer
	By:	/s/ Jonathan Stern
Name: Jonathan Stern Title: Chief Financial Officer

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